Exhibit 99.1

ODDITY Launches METHODIQ, a Telehealth Platform Reimagining Medical Care

Transforming healthcare through precise treatments, pioneering technology and the highest standards of care.

METHODIQ Product Suite	METHODIQ Telehealth Platform

NEW YORK, November 18, 2025 -- ODDITY Tech Ltd. (NASDAQ: ODD) today announced the launch of METHODIQ, a medical telehealth platform delivering customized, high-efficacy treatments powered by online diagnosis – without needing to go to a doctor’s office or get lost in a drug store.

METHODIQ reimagines medical care with science, world-class treatments and AI analysis to deliver the highest standards of care – accessible to everyone. The platform begins with dermatology treatments for acne, hyperpigmentation and eczema, with plans to expand into additional medical domains.

METHODIQ’s launch into dermatology takes on a massive problem. Nearly 50 million Americans have acne, 30 million have eczema and 30 million have hyperpigmentation. Consumers face an impossible choice: ineffective drugstore products or inconvenient, expensive doctor visits. METHODIQ aims to solve this broken system by making the highest standard of care affordable, accessible and personalized.

Developed alongside board-certified dermatologists through years of research and product development, METHODIQ delivers a breakthrough approach to dermatology by integrating AI-powered skin analysis, computer vision-based progress tracking and high-efficacy prescription and non-prescription treatments.  The result is a new, data-driven standard of care for chronic skin conditions – delivered entirely online.

“The launch of METHODIQ allows ODDITY to better serve the growing base of more than 60 million users on our platform. A large portion suffer from conditions like acne, eczema and hyperpigmentation – and many are dissatisfied with the solutions available to them,” said Oran Holtzman, co-founder and CEO of ODDITY. “Building on our success in beauty, we are now unleashing our technology and direct-to-consumer model to transform a large, underserved medical care market with significant long-term growth potential for us.”

Backed by four years of investment and product testing, METHODIQ is launching with one of the most advanced and validated dermatological portfolios in the industry based on large scale consumer studies. It features 28 core products and more than 100 personalized treatment plans, engineered with the goal of unrivaled efficacy with fewer side effects and a best-in-class product experience. The products span prescription, OTC and cosmetic formulations – including a selection of products powered by proprietary, AI-discovered ingredients from ODDITY Labs, the company’s biotech lab based in Boston, MA.

METHODIQ’s proprietary vision technology was built drawing on more than 1 million images of real individuals with known facial skin conditions to quantify markers and track progress with exceptional accuracy and consistency. Through the METHODIQ App, users complete weekly check-ins where the vision models track improvement and share insights directly with the assigned clinician, enabling real-time adjustments and consistent adherence throughout treatment.

“From day one, we worked hand-in-hand with doctors to design next-generation healthcare built around the patient,” added Tom Amsterdam, CEO of METHODIQ. “We reimagined every layer, product and protocol – to deliver smarter, more effective care with less friction. METHODIQ isn’t about improving what exists; it’s about rebuilding it the right way.”

About METHODIQ

METHODIQ is a medical telehealth platform reimagining medical care with customized, high-efficacy treatments powered by groundbreaking technology. It leverages AI and computer vision to create a comprehensive and adaptive experience, fully customized to each individual. METHODIQ launched with dermatology, including acne, hyperpigmentation and eczema. Its advanced product portfolio is one of the most validated in the industry based on large scale consumer studies – engineered with the goal of unrivaled efficacy with fewer side effects and a best-in-class product experience. For more information on METHODIQ and to start your journey, visit www.METHODIQ.com and the METHODIQ App.

About ODDITY

ODDITY is a consumer tech company that builds and scales digital-first brands to disrupt the offline-dominated beauty and wellness industries. The company serves approximately 60 million users with its AI-driven online platform, deploying data science to identify consumer needs, and developing solutions in the form of beauty and wellness products. ODDITY owns IL MAKIAGE, SpoiledChild and METHODIQ. The company operates with business headquarters in New York City, an R&D center in Tel Aviv, Israel, and a biotechnology lab in Boston.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “project,” “shall,” “should,” “target,” “will,” “seek,” or similar words. The absence of these words does not mean that a statement is not forward-looking. These forward-looking statements address various matters, including ODDITY’s business strategy, market opportunity, product offering, ability to deliver superior products and experiences and potential long-term success. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to maintain the value of our brands; our ability to anticipate and respond to market trends and changes in consumer preferences; our ability to attract new customers, retain existing customers and maintain or increase sales to those customers; our ability to maintain a strong base of engaged customers and content creators; the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products; our ability to accurately forecast customer demand, manage our inventory, and plan for future expenses; our future rate of growth; competition; the fluctuating cost of raw materials; the illegal distribution and sale by third parties of counterfeit versions of our products or the unauthorized diversion by third parties of our products; changes in, or disruptions to, our shipping arrangements; our ability to manage our growth effectively; a general economic downturn or sudden disruption in business conditions; our ability to successfully introduce and effectively market new brands, or develop and introduce new, innovative, and updated products; foreign currency fluctuations; product returns; our ability to execute on our business strategy; our ability to maintain a high level of customer satisfaction; our ability to comply with and adapt to changes in laws and regulatory requirements applicable to our business, including with respect to regulation of the internet and e-commerce, evolving AI-technology related laws, tax laws, the anti-corruption, trade compliance, anti-money laundering, and terror finance and economic sanctions laws and regulations, consumer protection laws, and data privacy and security laws; failure of our products to comply with quality standards and risks related to product liability claims; trade restrictions; existing and potential tariffs; any data breach or other security incident of our information technology systems, or those of our third-party service providers or cyberattacks; risks related to online transactions and payment methods; any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights; conditions in Israel and the Middle East generally, including as a result of geopolitical conflict; the concentration of our voting power as a result of our dual class structure; our status as a foreign private issuer; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2025, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements.

Contacts

press@methodiq.com

press@oddity.com